UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ACCELERON PHARMA INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00434H108

(CUSIP Number)

Polaris Partners 1000 Winter Street, Suite 3350 Waltham, MA 02451	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 850 Winter Street Waltham, MA 02451 Attn: Jay K. Hachigian, Esq. (781) 890-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434H108	Page 2 of 12

1.	Names of Reporting Persons. Polaris Venture Partners IV, L.P. (“PVP IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,257,906 shares, except that (i) Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), the general partner of PVP IV, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM IV, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM IV, may be deemed to have shared power to vote these shares and Alan Spoon (“Spoon”), a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,257,906 shares, except that (i) PVM IV, the general partner of PVP IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares and Spoon, a managing member of PVM IV, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,906
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00434H108	Page 3 of 12

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

59,230 shares, except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

59,230 shares, except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00434H108	Page 4 of 12

1.	Names of Reporting Persons. Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,317,136 shares, of which 3,257,906 shares are directly owned by PVP IV and 59,230 shares are directly owned by PVPE IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVPE IV), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,317,136 shares, of which 3,257,906 shares are directly owned by PVP IV and 59,230 shares are directly owned by PVPE IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVPE IV), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,317,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00434H108	Page 5 of 12

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,317,136 shares, of which 3,257,906 shares are directly owned by PVP IV and 59,230 shares are directly owned by PVPE IV, except that PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote PVP IV’s and PVPE IV’s shares (collectively, the “Fund IV Shares”), McGuire, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,317,136 shares, of which 3,257,906 shares are directly owned by PVP IV and 59,230 shares are directly owned by PVPE IV, except that PVM IV, as general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares, McGuire, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,317,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00434H108	Page 6 of 12

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,337,136 shares, of which (i) McGuire owns 20,000 directly (all of which are options to purchase shares of Common Stock) and (ii) 3,257,906 shares are directly owned by PVP IV and 59,230 shares are directly owned by PVPE IV, except that PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,337,136 shares, of which (i) McGuire owns 20,000 directly (all of which are options to purchase shares of Common Stock) and (ii) 3,257,906 shares are directly owned by PVP IV and 59,230 shares are directly owned by PVPE IV, except that PVM IV, as general partner of PVP IV and PVPE IV, maybe deemed to have sole power to dispose of the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,337,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00434H108	Page 7 of 12

1.	Names of Reporting Persons. Alan G. Spoon (“Spoon”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,317,136 shares, of which 3,257,906 shares are directly owned by PVP IV and 59,230 shares are directly owned by PVPE IV, except that PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares, and McGuire, a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,317,136 shares, of which 3,257,906 shares are directly owned by PVP IV and 59,230 shares are directly owned by PVPE IV, except that PVM IV, as general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares, and McGuire, a member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,317,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00434H108	Page 8 of 12

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Acceleron Pharma Inc. (the “Issuer”). The Issuer’s principal executive office is located at 128 Sidney Street, Cambridge, MA 02139.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PVP IV, PVPE IV, PVM IV. Flint, McGuire and Spoon (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of PVP IV and PVPE IV is that of a private investment partnership. The sole general partner of PVP IV and PVPE IV is PVM IV. The principal business of PVM IV is that of acting as the general partner of PVP IV and PVPE IV. Flint, McGuire and Spoon are the managing members of PVM IV. McGuire a director of the Issuer.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Partners, 1000 Winter Street, Suite 3350, Waltham, Massachusetts, 02451.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On January 22, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-193252) in connection with its initial public offering of 2,760,000 shares of Common Stock was declared effective.

CUSIP No. 00434H108	Page 9 of 12

In a number of transactions, the Reporting Persons acquired shares of Series A Convertible Preferred Stock convertible into 1,706,532 shares of Common Stock, shares of Series B Convertible Preferred Stock convertible into 629,499 shares of Common Stock, shares of Series C Convertible Preferred Stock convertible into 363,495 shares of Common Stock, shares of Series D Convertible Preferred Stock convertible into 48,577 shares of Common Stock, shares of Series E Convertible Preferred Stock convertible into 277,520 shares of Common Stock, shares of Series F Convertible Preferred Stock convertible into 95,541 shares of Common Stock (collectively, the “Pre-IPO shares”), 12,070 shares of Common Stock and Warrants to Purchase 183,902 shares of Common Stock. The Pre-IPO shares converted into Common Stock prior to the closing of the offering. In addition, on December 5, 2014, McGuire was granted 20,000 options to purchase Common Stock.

The Reporting Persons obtained the amounts required for the purchase of the Pre-IPO shares, the Common Stock and the Warrants to purchase Common Stock from their working capital.

Item 4. Purpose of Transaction.

Each of PVP IV and PVPE IV purchased Common Stock of the Issuer for investment purposes. McGuire, a director of the Issuer, holds certain voting powers with respect to the reportable securities owned by PVP IV and PVPE IV, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 30,748,633 shares of Common Stock outstanding as of the date of the event which requires the filing of this statement.

(a) PVP IV directly beneficially owns 3,257,906 shares of Common Stock, or approximately 10.6% of the Common Stock outstanding. PVPE IV directly beneficially owns 59,230 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to indirectly beneficially own the securities owned by PVP IV and PVPE IV.

(b) The managing members of PVM IV may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP IV and PVPE IV. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM IV, in the securities owned by PVP IV and PVPE IV.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

CUSIP No. 00434H108	Page 10 of 12

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of PVP IV and PVPE IV is a party to that certain Amended and Restated Investor Rights Agreement, dated December 22, 2011, (the “Investor Rights Agreement”), which is attached as an exhibit to the Issuer’s Form S-1 filed on August 7, 2013 and incorporated by reference herein. Effective as of September 24, 2013, the Investor Rights Agreement was terminated.

Item 7. Material to be Filed as Exhibits.

Exhibit A—Joint Filing Agreement (appears at page 8 of this statement)

CUSIP No. 00434H108	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

CUSIP No. 00434H108	Page 12 of 12

ALAN G. SPOON

By:	*
Alan G. Spoon

*By:	/s/ John Gannon
Name:	John Gannon
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]